Manaris Corporation
400 Montpellier Boulevard
Montreal, Quebec
Canada H4N 2G7

Via EDGAR and fax
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Colin Webster

January 11, 2008

Re:	Manaris Corporation
Amendment No. 2 to Form SB-2
Filed December 11, 2007
File No. 333-146841
Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Manaris Corporation, (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00, Eastern Time, on January 14, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MANARIS CORPORATION

John Fraser
President and Chief Executive Officer